Mail Stop 4561

August 11, 2009

Sundaresan Raja
Principal Executive Officer
Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, Maryland 20850-3322

      Re: Airbee Wireless, Inc.
             Form 10-KSB for the fiscal year ended December 31, 2007
             Filed on April 9, 2008
             File No. 000-50918

Dear Mr. Raja:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Stephen Krikorian
                        Accounting Branch Chief